Contact Information:
Antelope Enterprise Holdings Limited	Precept Investor Relations LLC
Edmund Hen, Chief Financial Officer	David Rudnick, Account Manager
Email: info@aehltd.com	Email: david.rudnick@preceptir.com
Phone: +1 646-694-8538

Exhibit 99.1

Antelope Enterprise Appoints New Board Directors

Jinjiang, Fujian Province, China, November 3, 2022 – Antelope Enterprise Holdings Limited (NASDAQ Capital Market: AEHL) (“Antelope Enterprise” or the “Company”), which engages in business management, information systems consulting, and online social commerce and live streaming, and is a manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings in China, today announced that effective November 3, 2022, its Board of Directors has appointed Mr. Qiguo Wang and Mr. Dian Zhang as members of the Company’s Board of Directors. Mr. Zhang has been appointed as an independent director and as a member of the Board’s Audit, Compensation and Nomination committees. Mr. Zhang meets the Nasdaq Stock Market independence requirements as well as additional independence requirements under the US securities laws for membership on these committees. The Board of Directors now comprises seven directors, which is an increase from its previous five members, and which includes four independent directors.

“We welcome Messrs. Wang and Zhang to our Board and are confident that they will make positive contributions to the Company based on their experience and backgrounds,” said Ms. Meishaung Huang, CEO of Antelope Enterprise.

Mr. Qiguo Wang is currently General Manager of Chengdu Zhongbo Industry Research Technology Development Co., Ltd., having joined the institute in 2018, where he is focused on the promotion of scientific and technological products and commercial transformations, as well as investment planning services for the industrial park. Previously, Mr. Wang was Executive Director of Chengdu Zhongbo Future Technology Research Institute Co., Ltd. from 2018 to 2020, where he led the investment team to fund projects through the company's incubation platform. Previous to that, Mr. Wang was General Manager of Shanghai Shenghui Performing Arts Development Co., Ltd. from 2007 to 2015, where he managed large-scale conferences, volunteer activities and other events. Mr. Wang graduated with a Bachelor’s degree in Information Security and Network Management from PLA Institute of Electronic Engineering.

Mr. Dian Zhang is currently Chief Financial Officer of Baiya International Group Inc., an SaaS (software as a service) platform company in China. Previously, Mr. Zhang worked at Eaton Square from 2014 to 2020, an M&A advisory firm, where he was responsible for investments in new ventures and their financing in the Chinese market. Previous to that, Mr. Zhang worked at the Chengdu branch of ShineWing Certified Public Accountants from 2009 to 2013 where his responsibilities included the auditing of annual reports of publicly listed companies and due diligence for IPO projects. Mr. Zhang holds a Bachelor’s degree in Management Accounting from Aston University, a Master’s degree in Banking and Finance from Monash University, and a Master’s degree in Financial Management from the Australian National University.

About Antelope Enterprise Holdings Limited

Antelope Enterprise Holdings Limited engages in business management, information systems consulting, SaaS (software as a service) and PaaS (platform as a service) systems platforms, and online social commerce and live streaming in China. The Company is also a manufacturer of ceramic tiles in China which are used for exterior siding, interior flooring, and design in residential and commercial buildings, and sold under the “Hengda” or “HD” brand For more information, please visit http://www.aehltd.com.

Safe Harbor Statement

Certain of the statements made in this press release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this press release include, without limitation, the continued stable macroeconomic environment in the PRC, the PRC real estate, construction and technology sectors continuing to exhibit sound long-term fundamentals, our ability to bring additional ceramic tile production capacity online going forward as our business improves, our ceramic tile customers continuing to adjust to our product price increases, our ability to sustain our average selling price increases and to continue to build volume in the quarters ahead, and whether our enhanced marketing efforts will help to produce wider customer acceptance of the new price points; and our ability to continue to grow our business management, information system consulting, and online social commerce and live streaming business. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2021 and otherwise in our SEC reports and filings. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC’s Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

Source: Antelope Enterprise Holdings, Ltd.

###